FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s corporate presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 2, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 March 2017 NASDAQ, TASE: GILT   Gilat Satellite Networks – Company OverviewA Worldwide Leader in Satellite Networking Technology, Solutions and Services

 Forward Looking Statements Disclaimer  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.  2

Gilat – Boundless Communications



Consumer | Enterprise | Cellular Backhaul

Broadband

Air | Sea | Land

Mobility

Most Advanced Technology	End-to-End Service	Global Presence
Terrestrial-grade User Experience	Most Stringent Service Levels	20 Sales Offices, Sales in 90 Countries

Established 1987	NASDAQ / TASE: GILT	~1,100 employees

3

 Global Presence with Diverse Customer Base & Partners  4  Satellite Companies   Telcos / MNOsEnterprises  Service Providers & ISPs  System Integrators   Governments

   Satellite Capacity Abundance is the New Reality – GEO + LEO/MEO  Global HTS Bandwidth Supply, Demand and Price per Mbps  5  $/Mbps/Month  Gbps  Source: Euroconsult, NSR, 2016        >10 times today  Abundance of capacity unlocks new markets

   At Work    At Home    Outdoors  Affordable Internet Everywhere is Becoming a “Birth Right”   6    In the Air    At Sea    On Land      Our strategy is to enable ample Broadband, at terrestrial-grade user experience and affordably

 New Markets Open – On the Ground  Satellite delivers quality broadband rapidly and affordably Cities, towns, villages, islands, …4G/LTE for metro and metro edge, as well as rural areas Residential broadband Resilience and public safety    Satellite delivers significant volumes, terrestrial-grade user experience and economies     Jefferies: 860m subscribers “up for grab” from the top 15 emerging markets alone Aug. 2016     Macquarie Research: “This market … require several hundred Tb of additional capacity” Aug. 2016  7  Aug. 2016

New Markets Open – In the Air

- Broadband connected aircraft takes off
  - From ~5,300 connected commercial aircraft (satellite & ATG) in 2015 to 23,100 in 2025*
  - From ~2,700 satellite connected aircraft (commercial & business) in 2015 to 21,000 in 2025*

- High-end solutions for best user experience
  - True broadband connectivity
  - Streaming media and VOD at end user device
  - Continuous connectivity
  - Global coverage



North America CAGR: 7%
7,710
3,940
Europe CAGR: 28%
5,470
455
Asia Pacific CAGR: 33%
6,260
356
2,130
491
Middle East & Africa CAGR: 16%
Latin America CAGR: 43%
1,530
44

*Source: Euroconsult/NSR

Satellite delivers significant volumes, terrestrial-grade user experience and economies

New Markets Open – At Sea

- NSR: Maritime markets will be amongst the 'core growth opportunities'
  - Accelerated market growth
  - Passenger ships – Fastest growing market
  - Merchant ships – Broadband adoption increasing
  - Small boats – new market

- High-end broadband solutions for passengers and crew
  - Broadband and video
  - Crew internet and e-learning
  - Vessel monitoring and video supervision



ARC 1,334
58,536 NAM
EU 89,554
103,481 ASIA
46,809 AOR
47,150 MEA
52,806 POR
LAM 57,053
41,950 IOR

New In-Service Units 2015-2025

*Source: NSR

Satellite delivers significant volumes, terrestrial-grade user experience and economies

 The Components of Our Strategy for Profitable Growth         TechnologyCutting Edge Innovative Hubs, Modems & Antennas         Improving MarginsWith the Right (Mix of) Customers and Territories        ServicesEnd-to-end Services and Recurring Revenue    WellPositioned!

 11  World’s FastestBroadband ModemforLTE Backhaul    On the Ground

 Metro Area – A Live Example  12    A Solution for Metro, Metro Edge, as well as Rural

 13  Metro Area – A Live Example

 ScorpioReducing barrier to entryVSAT-in-a-boxAll-outdoor, Self install    On the Ground

 15  World’s FastestAero ModemforIn-Flight Connectivity  400Mbps  In the Air

 16  World’s Most AdvancedKuKa AntennaForIn-Flight Connectivity  Highest Bit RatePanel Antenna  In the Air  Major Aerospace Systems Integrator

 Very Low Cost All-in-One Terminalfor Small Boats  17  At Sea  Leveraging Opportunity with

 Improving Margins  Global Presence  Mobility and Cellular Backhaul Offer the Opportunity for Better Margins

Zoom In On Peru: FITEL Projects

REPÚBLICA DEL PERÚ

FITEL

FONDO DE INVERSIÓN EN TELECOMUNICACIONES

A $2B+ Program to Build Optical Fiber and Microwave Backbone Networks in 21 regions:

- **8 Regional Projects awarded:**
  - 4 to Gilat
  - 4 to others
- **13 Regional Projects more to be awarded**


Gilat

Overall we won 4 regions, ~$400M

~$230M Construction Revenue

~$170M Operational Revenue over 10 Years

Upside: Selling Services Over the Network for a Period of 10 Years

19

 Peru Multi-Year Recurring Revenue Increases with every region  ~13M Satellite Recurring Revenues in Manage ServiceGrowing to >$30M after Construction Phase

Gilat – Initial Achievements in the Last 12 Months

Cellular Backhaul & Consumer BB

- LTE Backhaul
- Metro, Metro Edge and Rural
- Terrestrial-grade User Experience

OPTUS EE Sprint TRICOLOR TV SoftBank

Mobility

- Fastest Airborne Modem 400Mbps
- Unique Airborne Antenna
- High-Speed Trains Connectivity
- Leading On-the-Move Antennas

gogo IN AIR. ONLINE. renfe

China

- Huge Potential - Baseband, Mobility (air, trains), not so much CBH
- The De Facto Provider of All New HTS Satellite Connectivity
- Working with CRRC to be Train Line Fit

CASC SYNERTONE 协同通信 CRRC

Rural Broadband

- Program to Provide Broadband Connectivity to all Non-Costal Peru

FITEL

Financial Indicators and Analysis

 2017 Management Objectives (US$ millions)  Annual Revenues  Adjusted EBITDA    Revenues: $280M - $300MGAAP Operating Profit: $4M - $8MAdjusted EBITDA: $20M - $24M  23  GAAP Operating Profit

 Quarterly Profit and Loss Highlights (US$ millions, except per share data)  24  * Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses and net income (loss) from discontinued operations.  GAAP  Q4 15  Q1 16  Q2 16  Q3 16  Q4 16  Revenues  67.7  52.7  67.9  78.6  80.3  Gross Profit  10.4  12.4  15.2  23.7  24.2  Gross Margin  15%  24%  22%  30%  30%  R&D net  3.7  5.8  6.2  6.4  6.5  S&M  6.1  5.1  5.9  6.2  6.2  G&A  3.3  4.2  4.3  9.3  4.2  Restructuring & trade secrets litigation expenses  0.6  0.2  1.4  2.0  0.9  Operating income (loss)  (3.4)  (3.0)  (2.5)  (0.2)  6.5  Net income (loss)  (5.2)  (4.0)  (3.7)  (2.2)  4.5  Diluted EPS  (0.12)  (0.09)  (0.07)  (0.04)  0.08  Non-GAAP*            Gross Margin  32%  26%  24%  32%  32%  Operating Income (loss)  9.0  (1.2)  0.5  3.3  9.0  Net income (loss)  7.1  (2.2)  (0.6)  1.4  7.0  Adjusted EBITDA  11.2  0.8  2.4  5.2  10.8

 Yearly Revenue & Gross Margin per Segment   25  Revenues, Gross margin, Non GAAP Gross margin (“NG” when applicable)

 Yearly Revenue by Region  26

 Balance Sheet Highlights (US$ millions, except per share data)  27    December 31,2016  December 31,2015  Cash Balances1  111.6  120.9  Total Assets  383.2  370.8  Total Debt2  21.5  26.0  Shareholders’ equity  209.8  178.1  1) Including cash and cash equivalents, restricted cash and net of short term bank credits.2) Includes long term loans and current maturities of long term loans

 In Summary – Uniquely Positioned for Unlocking Opportunities  Focusing on profitable growth    Building a blue chip customer base    Delivering both technology and solutions    Offering terrestrial-like user experience     Demand for affordable broadband, anywhere anytime, is soaring    28

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